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Exhibit 16.1

November 3, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

        This letter is being furnished to Joe's Jeans Inc. (the "Company") at the Company' request pursuant to Item 304(a)(3) of Regulation S-K.

        We have read the paragraphs under the section "Change in Accountants" in the Registration Statement on Form S-4 of Joe's Jeans Inc. filed with the SEC on November 3, 2015 and are in agreement with the statements contained in the second, third and fourth paragraphs under such section. We have no basis to agree or disagree with other statements of the registrant contained in the disclosure under "Change in Accountants."

/s/ Ernst & Young LLP

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  Exhibit 16.1